Exhibit 3

Final Transcript

Conference Call Transcript GNC.L - Greencore Group plc PROPOSED MERGER BETWEEN GREENCORE AND NORTHERN FOODS TO CREATE ESSENTA FOODS Presentation Event Date/Time: Nov 17, 2010 / 09:00AM GMT

Disclaimer

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Greencore Group plc (“Greencore”) ordinary shares referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Greencore ordinary shares are intended to be made available within the United States in connection with the merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of a non-U.S. company. The merger is subject to disclosure and procedural requirements of Ireland and the United Kingdom, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Greencore and Northern Foods plc are located in Ireland and the United Kingdom, respectively, and some or all of their officers and directors may be residents of Ireland , the United Kingdom or other foreign countries. You may not be able to sue a non-U.S. company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

CORPORATE PARTICIPANTS

 Patrick Coveney
 Greencore Group plc - CEO

 Simon Herrick
 Northern Foods - CFO

CONFERENCE CALL PARTICIPANTS

 Joe Gill
 Bloxham Stockbrokers - Analyst

 Jamie Norman
 Evolution Securities - Analyst

 Polly Barclay
 JPMorgan Cazenove - Analyst

 PRESENTATION

 Patrick Coveney - Greencore Group plc - CEO

Good morning, and thank you all for coming at such short notice. I'm joined for this announcement by, obviously, everyone who's here in the room, but also people joining by conference call, and also on the webcast. So all of you are very welcome; and as I say, very welcome, in particular, having come at such short notice.

I'm Patrick Coveney. I'm the Chief Executive of the Greencore Group, and I'm going to be Chief Executive of Essenta Foods, going forward. I'm joined today by Simon Herrick, who will be the CFO of Essenta Foods, going forward, and is the CFO of Northern Foods today; but also, in the room, by Tony Hobson, the Chairman of Northern, and the Chairman of Essenta Foods; and Ned Sullivan, the Chairman of Greencore, who will be Deputy Chairman of Essenta Foods, going forward.

This morning, the Boards of Greencore and Northern Foods announced, by way of a Rule 2.5 announcement to the Stock Exchanges, their intention to create Essenta Foods. This is a deep -- this document sets out in detail why we're doing this; the nature of the deal structure; the nature of the benefits to shareholders; and the support, indeed, that we already have from the largest shareholders in both entities.

It contains within that a clear recommendation from both Boards to shareholders, that we should execute this. And, as I say, it's very reassuring to both Boards, and to me personally, the level of support that we already have from more than 30% of the shareholders by value of Greencore, and almost 12% of the shareholders by value of Northern Foods.

Forgive me if, in this presentation, I come across as excited or passionate about this; that's because I am. This is a combination that has been waiting to happen, that is much needed for both of these businesses, but frankly, is much needed for the convenience food sector in the UK. And it's one of those really, really nice combinations, where, in truth, everybody wins. And hopefully, that will come true, as we talk through it today.

I should, as aside, say, because we were short on things to do in Greencore, we decided to release our preliminary results today as well, a week ahead of schedule. They contain a modest uplift, versus the most recent consensus, and Greencore expectations. And we'll deal with those by a way of a conference call separately, at 10.30 today.

So what are we about? We're in the business here of creating an exciting new food company, that, in truth, is not a merger of equals, or a best of both, but in truth, is better than both, in terms of the outcomes that we're ultimately seeking to get.

We're in the business here of building a leading chilled prepared food company in the UK; leading in terms of absolute size; leading in terms of the market share positions in key categories; a business of scale, but scale where it matters. But very importantly, a business, also, that is highly complementary, in terms of its geographic balance; in terms of its channel balance; in terms of its customer balance; and in terms of its category balance.

And one of the real hidden gems on this is that it's centered around two very strongly growing categories in food to go, and ready meals. And I'll talk more about that in a minute.

That chilled prepared food business is -- will be enhanced by the strong and complementary brand positions that we have, particularly in biscuits, but also in parts of the frozen food portfolio; and also, by the strong growth platform that this combination will have, albeit from relatively low beginnings in the United States chilled food market.

We're bring together two strong Boards, and creating a single Board and a single Executive team. I cannot stress enough that, from the very beginning, we have had no tolerance for fudges at all in relation to this. We have a single Board, that's smaller in size, actually, than the Greencore Board today, and a single Executive team. So there's one Chief Executive, one CFO, one Chairman. I'll be talking in a little while about what my executive team is going to be, going forward. So none of the traditional danger signs that you see associated with putting together a merger are evident in what we've announced today.

And underpinning all of this is the potential for significant synergies. I'm going to talk today principally about cost synergies only. There are revenue synergies, too. And to say we have, in the context of the current profitability of both businesses, the GBP40 million of synergies that we've had independently verified, and that focuses on a discreet set of cost areas is obviously very material. And I think in time, as I say, we're in the business not only of trying to do more there, but also building a better business, in terms of the revenue profile and the mix profile of the business going forward.

The time is right to do this. This is a -- unlike the other marriage that's being spoken about today, this is a combination that's been a very, very long time in coming. I've been on the Board of Greencore since July 2005, and this has been the -- the possibility of this combination has been on our Board agenda at least since then. And I understand, in a somewhat similar way, it's been on the agenda of Northern Foods.

I say that, by the way, not to highlight the inability of the Boards to get this done, but rather to demonstrate that, actually, there is a compelling industrial logic associated with putting these businesses together, that I'll outline as we go through this.

But the time to do this really is now. While both businesses have long track records of delivering within the convenience food market, and related markets in the UK, we have both undergone a significant process of streamlining our businesses over the last four or five years.

We have tighter and more focused and, indeed, more complementary than ever business portfolios today. We've taken down levels of leverage, both in absolute -- we've taken down levels of debt, both in absolute terms, but also in leverage terms in both sides, over the last couple of years. And the big different pieces of the respective portfolio that would have been difficult to combine, like for example, the Greencore sugar business or the Greencore malt business have now been exited.

The structure allows for the creation of not only a compelling business, but one with appropriate levels of leverage from day one. Simon will talk through this in more detail, later on. And we're executing this by way of a cross border merger. And it truly is a merger of equals. People have tried to push me today on whether or not all is what it seems, and the truth is, it is. In every respect, we are creating a merger, and that's, I guess, best illustrated by the merger ratio here, which is that both sets of shareholders will have 50% of the combined market cap.

And we're targeting a completion here, hopefully end March/early April of 2011. But clearly, we've got to go through a process, in terms of shareholder approval, and OFT clearance, to get there. But certainly, we're -- today is the first step on that, and we anticipate being there in three or four months.

So let me give you a snapshot of what the business will look like. It's centered on UK convenience food. This is what Greencore calls convenience food, what Northern would typically call chilled food. You put all that together, you've got a portfolio that has sales in sterling of a little over GBP1.2 billion (sic - see press release).

We intend to run that in two divisions; one Food to Go; the other, Food for Later. That core overlapping area will be balanced by the strong branded businesses, of which Fox's is, clearly, the jewel in the crown. But also, including frozen pizza, and some of the other Irish brands. And in time, you'll begin to see the growth prospects of the chilled prepared food business in America come through, and add to the portfolio.

So the benefits that we're delivering, then, are -- there's seven, that are set out on slide six, to those joining by call. The first is that we create a business of scale, but it's scale where it maters; within categories where that gives you something.

And we're creating a business that is balanced; balanced by -- in terms of country; in terms of brand private label mix; in terms of channel; in terms of customer; that's characterized by clear leadership in the segments in which we choose to play.

And as I say, all of that is supplemented by the underlying growth trajectory of both of these businesses. So in our results today, you'll see the Greencore convenience food business has grown by 10% -- a little over 10%, actually, in the last 12 months. And on a blended basis, across the Northern portfolio, you're looking at growth of in or around 8%.

So this is a portfolio of businesses that is growing well in excess of the overall UK food market. And that, obviously, creates considerable potential for profitability and growth, going forward. We have a -- we'll end up with a customer base that is better than either of the customer bases discreetly today. It's better within each of the categories we're in, and it's better overall.

Importantly, we're combining two very well invested sets of manufacturing facilities. We're bringing together a strong Board, a strong Executive Management team, and a Group that has already done a lot of thinking, and a lot of planning, in terms of what the business is going to look like, in terms of how we'll integrate it; how we'll deliver it; how we'll run it; what its strategy is; what the key processes will be.

I say that, by the way, because it's easy to get subsumed in the delights, and interests and drama of the deal, but it's actually more important to make sure that, if the deal happens, that we've got a business that works. And we've done a lot of thinking in that regard. This is underpinned by significant synergy potential. We set out GBP40 million of cost synergies, in the Rule 2.5 announcement today. And I'll talk more about that in a little while.

And finally, by a strong, well matched capital structure for the business; so this is a business which will report and have its functional currency in sterling; it'll have a primary listing in London; it will be eligible for FTSE 250 inclusion. We will have a better credit profile than either business has today. We've already secured an indicative investment grade rating from DBRS.

And then, it's also optimized in terms of the tax structure. We've got a very, very attractive debt package in terms of both maturity and price, that's on the table for the combined business as well. So we're very excited about the capital market consequences of the combined business.

So let me touch on each of these points briefly; starting with scale. This is a business which will start off with a little over GBP1.7 billion of sales; heading towards GBP2 billion over the next three years, on the basis of the underlying growth rate.

A return on sales, post synergies, have been around 7.5%. And that, in EBITDA terms, is a double-digit -- comfortable double-digit EBITDA margin, going forward, assuming synergy delivery.

And beyond those operational synergies, so in other words, after the operating profit number, you will see the benefits are the lower tax rate, not only than -- not only just a blended average of the two tax rates, but one that's lower even than that, which will feed through to shareholder benefit, and also, cheaper finance. So you get all that together, and you get a pretty compelling investment case, in terms of scale.

But those of you who know me will be quick to point out, so I'll do it for you, that I'm so so on corporate scale. I think at the margin, it's helpful. But what's really beneficial is scale where it matters. And that's scale within individual business segments; within individual categories; within individual business units; and within individual manufacturing facilities. And we are really, really well set up here, to be able to deliver that as a combined business.

So I'm not going to go through the entire portfolio exhaustively, but I thought I would pick out the two largest businesses that will sit within the UK convenience portfolio; namely, food-to-go, and chilled ready meals, and illustrate what this looks and feels like on a combined basis.

So let me start with food to go. For those of you who don't know, that is largely sandwiches, supplemented by salads and sushi. This is a very attractive market growth rate, where Greencore and Northern have both done well, over a long period of time.

The market growth rate today for the market is almost 10%, based over the last 12 months. But where you really begin to see the attraction of this come together is when you see the customer mix of these two businesses. So Greencore provides sandwiches to Asda, Sainsbury, Co-op, Morrisons, Boots, W.H. Smith. Northern doesn't supply any of those with sandwiches. It supplies, instead, Tesco, Marks & Spencer, Costa, BA.

So what you get when you put together these businesses is lots of opportunity in the supply chain, in terms of purchasing, in terms of overhead, in terms of distribution; but a very complementary mix, in terms of the customer profile of the combined business, augmented by the strong underlying growth in the sector.

And you get a similar picture in chilled ready meals. This has been one of the real turnaround stories of UK convenience food over the last 18 or 24 months. The market is growing strongly. There's a proper and appropriate balance between demand and supply in the marketplace today. And people are making a little bit more money everywhere in the supply chain starting consumers getting better products, the categories really working for retailers and the categories working for manufacturers as well.

But again, here you see a strongly growing segment of the market, but with a complementary customer mix; so again, with Greencore supplying Tesco, Asda, Co-Op, the WeightWatchers range, and Northern having just a fabulous ready meal business with Marks & Spencer.

So it's in that that what I describe as the industrial logic for this merger really sits, right; so complementary customers, strong growth in the individual categories, and industry leading positions, and the potential for synergies backwards in the value chain and the supply chain.

So those two businesses, which together will account for almost GBP800 million of sales, will then be supplemented by industry leading positions in quiche, pies, chilled pizza, pasta sauces, cooking sauces, Yorkshire puddings, cakes, Christmas puddings and so forth. So you've got a broad range of product areas, some of which will be new to either player today. Greencore isn't in pies; it's not in Christmas cakes. Northern isn't in quiche; it isn't in Christmas cakes. Sorry, Greencore isn't in Christmas puddings, I meant to say.

And all of that is then supplemented by the emerging, albeit as I say from a low base, and growing businesses that Greencore has, and particularly in the United States. So that's the -- that will be what we call the convenience food combination in the combined business.

And this portfolio is balanced by the leadership and growth potential of the brands that sit in this portfolio. I've got to say, I've admired up to now from afar, the trajectory and performance and the way in which, frankly, Northern has gone about building the Fox's business, in particular over the last three or four years.

The trajectory is really positive, the leadership there is very impressive, the brand equity associated with Fox's is current; it works really well. It's really well regarded by consumers, really well regarded by retailers, the job that's been done in terms of manufacturing, the return on the automation investments across the different sites is really, really good.

So this is an area where we start from, a really good place, and there's scope for further growth. There are things that we can do with this resurgent brand in some of the product categories that the combination now has, without going too far in terms of speculation. But clearly, there should be potential for Fox's, or indeed Matthew Walker in the cakes and desserts area more broadly, against some of the manufacturing competences that Greencore would have.

And there's also a strong Irish frozen business that sits in Northern Foods, and the centerpiece of that is Goodfella's frozen pizza. And this is -- as Northern will have outlined last week, this is challenged a little at the moment. But let's just remember here that this was a category which was absolutely shooting the lights out two or three years ago. There's a really well thought through plan to bring this business back to the glory days of before, and there's a big, big upside in this combination associated with delivering that.

So we're going into this with real positive intent. And I hope that some of what Greencore has in terms of people; in terms of heritage; in terms of knowledge, in particular of the Irish market, be that in terms of manufacturing or selling, combined with what currently sits in Green Isle now, will give us the potential to really move forward in terms of commercial and operational performance there in a category and against a brand that retains really strong support, and really strong equity.

We also have a start with defensive strong margin positions in some of the other brands be that Donegal Catch, Green Isle. And very interestingly, the brand license arrangement that Greencore has with the WeightWatchers, be that in the UK or the US has worked very well so far.

But I'm looking forward to getting some of the real branded expertise that sits within Northern Foods working alongside us in relation to that, and looking at some of the other categories in which we're in where we might be able to take this license.

So again, I think you can take while the centerpiece of this combination is going to be around chilled convenience food, there is a wonderful balance here associated with the existing brand businesses and the potential to do more in relation to that.

And we start here from a very good place in terms of who our customers are, in terms of how complementary the customer position is once you get into this on a category by category basis. Where you'll end up here is with a combined customer base that broadly reflects the respective size of each of these customers in the UK market, with an environment where the decisions of how we use capacity and how we manage relationships really do cherish all of the people that we both supply.

And without being too specific on this, I'll be very, very disappointed and, indeed, surprised if this combination actually isn't seen positively by the customer bases of both businesses. And I think I'll say more on that in the Q&A.

And I think we also do have real potential to do more in alternative channels. Both of us come at this with different and quite complementary skills. Greencore has a pretty unique, if I could use that expression, direct store distribution capability into which we could put more product. Northern has done a really nice job in terms of building out its coffee shop business through Costa, its airline catering business through BA. And again, really getting the combined teams working in those sort of areas, I think has significant potential going forward.

This is the nuts and bolts of how we're going to make product. We're dealing with lots of and a very, very well balanced set of manufacturing assets; 33 facilities in the UK, 8 in Ireland, 2 in the US. Many of those are operating at scale generating very significant returns and very, very good product for our customers.

A lot of the restructuring that happened in some of these categories has already happened, so we're talking about a complementary and well performing set of assets. Very, very importantly, at a time when many of the competitors to both Greencore and Northern have, for various reasons, scrimped on the capital investment into their sites, neither Greencore nor Northern have done that.

We've maintained capital investment of between 110%/120% of appreciation a year, such that we have well invested manufacturing assets across all the categories in which we sit. And importantly, that gives us the capacity headroom to be able to handle market growth for the next two to three years without having to make significant factory or capacity addition. So we start with assets that are good, assets that are complementary, and assets that are geared to be able to deal with the near-term market opportunity.

So I'm going to talk a little bit about leadership now. You'll see on slide 12 the proposed -- sorry, the Board of Directors for Essenta Foods. It will be a 10 person Board; eight Non-Executives, two Executives drawn equally from both businesses. There are no fudges here. It's clear on who's going to do what, and the way we've put together this is starting from the base of if we were a single entity, how would we organize it? And we've started by giving a clear signal that the Board isn't going to fudge this and we've got a -- as I say, a Board that I think we're all excited about working on.

That cascades through then to the Executive team. And you'll see again, on slide 13 the Executive team that will work with me on delivering this strategy, delivering these synergies, delivering the business benefits. This has been put together on a best of both basis, targeting the respective expertise that sits in both businesses and then adding, as necessary externally, specific expertise that we need to get this done.

So we have brought in an Integration Director, who doesn't work with either organization, but who has done this before, to drive the integration effort alongside the rest of the Executive team. So you'll see that the key operating executives will be Di Walker, Kuldip Kular, Graham Hunter and Liam McClennon running the four divisions that I set out earlier. And then we'll be going through a process over the next few weeks and months to work through, in a thoughtful way, the appropriate organization structures and people who are going to sit underneath each of those.

We've got a very, very logical structure so the Corporate head office for Essenta Foods will be in Dublin, broadly similar to how Greencore is organized in terms of the responsibilities that sit in a corporate office versus sitting in the field.

We will have a UK operating center in Yorkshire. It is our intent to bring together the UK based members of the Executive team in one place. And I think this will provide the benefit of clarity, clear leadership and so forth in terms of how we're going to go forward.

We have a clear and very well advanced integration program that's already there, with clarity around strategy, business model, key senior organizational design principles and synergies. And our philosophy in terms of how we're putting this together is pretty straightforward.

Task one, protect the underlying profit trajectory of both businesses; only while delivering task one add synergies to that. Only while adding synergies to that then add some of the revenue opportunity, the transformation opportunity that sit beyond that. And we're very, very clearly organized in terms of how we're going to go about doing that.

So we have already identified, and announced today, significant cost synergy potential. I want to be really careful how I talk about this because I'm conscious that corporate and deal history is littered with people who over promised in terms of synergy delivery when business combinations are put together.

So to be clear, we are only talking about cost synergies here. We're making no guidance, and no specific comment in relation to revenue synergy opportunities. And secondly, everything that sits within this GBP40 million cost synergy number has been independently verified; so it's not only the views of the Greencore team and the Northern team, but it's been independently verified by a third party, which again is very important.

I think if you look at this in the context of other benchmarks of businesses of these sizes being put together; I know you might think this a little strange, but if you actually did that work as we have, you'll see that, actually, we've called the synergies pretty low.

So if you look at the level of the targeted synergies in the areas of purchasing, and the areas of overhead and so forth, we have then -- we think GBP40 million is materially in the context of the current profitability of the combination. But it's not excessive in the context of the numbers that are often both sought and subsequently delivered when mergers work well. And we would expect that 90% of these synergies will be delivered within two years, and Simon will walk through how the buckets under which they sit, and the costs associated with delivering them.

As I say, it's our job to hear, to recognize that putting these businesses together creates the potential to build a business that's actually better than simply the sum of the parts of the two. And a lot of our thinking here is recognizing that we have, if we go about this right, the ability to do something that's really exciting and transformational in the context of the UK food industry.

So these, on slide 15, are early examples of the sort of things that we'll be looking to do. We can definitely do more with the direct store distribution capability to small outlets that currently sits in Greencore, but for which many of the product areas that Northern have could be used to try and do a lot more through that.

We can definitely do more, I think, to take the heritage, and the capability, and the skills, and the technologies, and the research and development that sits in Northern Foods today, and deploy that across a broader range of categories and broader range of customers. And I'll be very excited about the potential that will come through from that. We can definitely take the brands that are very healthy, sitting in Northern today, and stretch them selectively across a number of these other product categories.

And over and above all of that, the scale of this business, the excitement of this business, the relationships that we have, enable us to do a lot in terms of accessing and developing a deeper pool of talent that can both drive the current business, but also fuel further opportunities going forward.

And then I'm going to finish before passing to Simon by saying another clear area of benefit which falls into the better than both category is the capital structure of the combination.

So starting with the listing, so this business will be listed on the main market of the London Stock Exchange. In the near-term, we will be delisted from Dublin when Essenta is created. It is the intention of the new Board to subsequently seek a secondary listing, but it will be subsequent, so this business will trade in London on creation.

It will -- we do anticipate inclusion in the FTSE UK 250 Index at the first available point post the completion date. The business will have Irish tax residency which is going to deliver benefits -- significant benefits, in terms of both the tax charge in the income statement, but also the cash tax that's paid.

And very, very importantly, this business will operate with a better credit profile than either of us can on a standalone basis. So we've already secured an investment grade rating that gives us both cheaper debt today, longer maturity profiles on our debt today; but also considerable strategic and financial flexibility in terms of accessing new pools of debt, indeed, and also of equity as we go forward.

So I hope that you get a sense from that, that we're in the business here of building an exciting new business. That's why we've chosen a new name. We want to signal right from the start that, while we're taking two good businesses and putting them together, we're doing it in the context of putting something that's exciting, fresh and new.

And so with that, Simon's going to run through the financial strategy and then I'll conclude on the deal timetable in a few minutes. Thank you very much.

 Simon Herrick - Northern Foods - CFO

Thanks Patrick. Right, for those of you who don't know me, my name's Simon Herrick. I'm the Finance Director of Northern Foods. I joined Northern Foods in January, and since August I've been working flat out on this deal. So I apologize if I slip, I'm pretty tired to be honest, but there we go.

No, it's been great; it's been really good actually, working with the Greencore team on this. What we've set out here is that we intend to make sure that we protect the underlying business that we've already got, and actually add the synergies to it. So this is additional, not instead of, and that's really key to the Group going forward.

We are reporting in sterling, 90% of the business is in sterling, and we will have a March year-end. The deal closure, as we go through the timetable, will be probably the end of March and, therefore, that is our year-end at the moment in Northern, and it's the half-year in Greencore. So Essenta will have a March year-end going forward.

We will have a balance sheet which is very, very strong, and we intend to maintain it investment grade. We will have strong and sustainable cash flows going forward, more of which later.

Moving on to the synergies that have already been mentioned, the GBP40 million, you can see here that these are cost only synergies. We are looking at GBP40 million; of those, GBP35 million will be in operating profit, GBP15 million in overheads. That is principally the fact that we don't need two head offices, so this is principally the merger of the governance functions across the Group. We will pick the best of both, and have the best governance structure available.

Purchasing and supply, I think, were mentioned. They've been independently verified. What we've had is we've had the two procurement functions sit in a room and discuss whatever they can discuss with two public companies, obviously because we're competitors, and very fierce competitors, at the moment.

And then we've taken the top 100 suppliers and given the term and conditions to a black box structure under KPMG, and they've come along and verified the GBP20 million that we came up with. They actually said they thought it was slightly light, which is great. We jointly will have about GBP1.1 billion of costs. That's raw materials, packaging and indirects. So GBP20 million is substantial, but we think more than achievable.

Finance and tax, we've put GBP5 million of synergies in there. Of that, GBP3.6 million is tax, the rest is finance. Very simply, our blended tax rate on the new facilities, which I'll talk a bit more about later, will be about 5% which is superb, very good. And, as I say, we're investment grade, so that really helps.

The tax, as Patrick has mentioned, we will move more towards a Greencore rate of tax. If you look at the rates of tax that have been disclosed in the financial statements, we're looking at about 27% in Northern, and Greencore are looking at about 17%. So we believe there is significant synergy to be had from the tax structure and applying Greencore's tax structure across the whole Group.

The one-off costs involved in this will be about GBP45 million. This is the estimate; of those, GBP30 million will happen in year one, roughly GBP12 million in year two, and the balance in year three.

We expect to deliver circa 90% in the second year of these synergies, approximately two-thirds in the first year. So we aspire for more synergies; we think we can achieve more. However, we've included a prudent GBP40 million in our forecast internally.

As I've said, and Patrick has mentioned, we've got a very strong capital structure. The opening net debt position will be a leverage of about 2.3 times on the Group. We have negotiated with five leading banks a GBP450 million revolver facility, a five-year with margins that are lower than either of the Groups today. So that's an excellent, an excellent facility.

Now having a BBB low stable trend indicative rating from DBRS, a public rating, has enabled us to maintain our US private placements. We have three of those placements, two in Northern, one in Greencore, and that gives us [300 million] of US PP notes, which is underlying a long-term funding for the Group. So we've got great stable funding and plenty of headroom; at our peak debt position we'll still have 30% headroom in that facility.

So some absolutely fantastic news on pensions, to be frank; anybody that's been following Northern will know that there's been significant discussion in the market about our pension scheme. We have, courtesy of being able to do this deal, now agreed a funding scheme with the trustees of Northern's pension scheme. That will involve a payment of GBP15 million into that scheme and that is conditional on this merger going ahead. So we now have certainty, which is absolutely superb.

Analysts who have been looking at this have mentioned numbers mid to high GBP20 millions and in notes, we've seen low GBP20 millions quoted. So GBP15 million is a great, great result.

We've also got an MOU from the Greencore pension trustees that they will not ask for any more cash until, or if, the triennial valuation requires it and that won't happen until really 2012. At the moment, Greencore contribute about GBP11 million into their scheme. We'll be looking at GBP15 million. So we have absolutely certainty.

This is just an aggregate and just to give you an idea of some numbers. This is looking at September year-end in Greencore and Northern's March year-end and literally just aggregating. There's no pro forma here. There's no restatement or treatment. Just to give you a sense that there's about GBP110 million of operating profits in these two companies.

When you add or talk about GBP35 million of synergies, operating profit synergies, obviously that's more than 30% hike in operating profit, which is absolutely superb. And that really will boost earnings per share going forward.

The key from all of this is really that we end up with a very, very strong cash flow. So again, aggregating the two cash flows of the business, GBP146 million; most of that GBP35 million of synergies is cash. So if you add that in that gives you the view of an operating cash flow that we will have.

This will cover tax. Interestingly, the way that we set up the tax structure, plus the fact that we will have the implementation costs of both the transaction and the synergies, will mean that we will pay virtually no cash tax for getting on for three years. Obviously, the amounts paid into the pension scheme contribute to that.

So no cash tax for three years, very good; interest 5%, fantastically low rate, easily covered by operating cash flow; pensions we have absolute certainty, we know how much money's going into that. This leaves us significant amounts of cash to pay a dividend. So there is certainty about our dividend going forward, and I will talk about that next.

The dividend policy going forward will be to move to a 2 times to 2.5 times covered on an adjusted earnings per share basis. We believe that given the cash flows and given the growth in earnings per share that the actual cash dividend going forward will grow. That gives us room to grow that dividend and improve on the dividend that's currently being paid to both groups of shareholders.

The other point that needs to be noted is that given that the transaction won't happen 'til March, Greencore are proposing to declare an interim dividend before the closure of the deal. And that interim dividend will be equivalent to half a year's full dividend, so that the Greencore's shareholders are maintained whole. And Northern anticipates declaring a dividend equal to the full year final dividend, so that Northern's shareholders are maintained whole through to completion. Post that, the 2 times to 2.5 times dividend policy will kick in.

I'll hand over to Patrick to talk about deal structure. Thank you very much.

Patrick Coveney - Greencore Group plc - CEO

 I'll rattle through this fairly quickly.

So the technology that we're using to create this combination is called a cross-border merger. What that will mean is that Greencore will absorb Northern Foods' assets and liabilities, and that Northern Foods' shareholders will each receive 0.4479 Greencore shares for every Northern Foods share held. That's the mechanism that gives both sets of shareholders 50% of the combined equity value of the combination.

Greencore Group plc will become Essenta Foods plc and the business going forward will trade as Essenta Foods. To do this, it'll be a class one transaction for both sets of shareholders, so both of us will require 75% of the shareholders who vote to support the transaction at an EGM, and I'll describe the timing on that in a second.

And this structure, we worked really hard on the best way to do this. But we are crystal clear that this is the structure that minimizes financing risk and minimizes execution risk associated with doing it and is absolutely consistent with the principle of executing this by way of merger.

So the timetable is in early to mid December Greencore and Northern Foods will both send out circulars to their respective sets of shareholders. There will be EGM and shareholder meetings that will take place in January. There will be a prospectus published in early March for Essenta.

We're targeting OFT clearance; clearly, [we] need [for] going into this transaction. If we want confidence on an evidence based basis that we were going to get a clearance from the OFT; we are, but that takes a little bit of time and we expect to conclude at some point in March.

And then there is a -- because of the merger structure that we've got, the transaction will require final Court approval to become effective. And we would hope to be trading in late March or early April as the new business. And that's the timetable that we're going with.

So we're going to finish with that. Thank you for joining us. I hope you've got a sense for why we are as positive as we are in this transaction; why we're recommending it to our shareholders; and, indeed, also why the leading shareholders in both businesses have been positively supporting this on the basis of the engagement in the very near-term.

So thank you very much. And with that, Simon and I will take questions. Can I suggest that we start with questions in the room, and then go to the conference call, then go to the web call? And if everybody could identify themselves by name and the organization that they represent before asking questions that would be great.

QUESTION AND ANSWER

 Joe Gill - Bloxham Stockbrokers - Analyst

Good morning, Joe Gill of Bloxham Stockbrokers.

Could I just ask, in terms of strategy for the combined entity going forward, do you see this as being a potential consolidator of the consumer food industry in the UK and Ireland? Or should we look on it as primarily an organic and synergy play for the next three years plus?

And related to that, could you comment a little bit about the United States, and what your thoughts are in terms of developing that in the context of the new organization? Thank you.

Patrick Coveney - Greencore Group plc - CEO

Well, let me start by saying that over the last four years or five years or, indeed, perhaps even longer, both of these organizations have been involved in streamlining and divesting parts of their portfolio for very sensible reasons in both cases.

But the new Board and the new executive team start, Joe, from a perspective of these are the assets that we have. We like them and we want to operate that the ones that we've got. So our number one task clearly is and must be delivering the combination, delivering the synergies and creating the kind of economic model that Simon described. So if you wanted to interpret that as a bias towards organic growth in the near term, I think you would be right.

That's not to say there won't be opportunities over time to do a little more on some of the categories on the margin or categories that make sense to bolt on. But I think people would be rightly critical, and I would be rightly critical, if we were seen to declare a victory too quickly on the integration and the combination. So we'll get that done first and then look at opportunities afterwards.

Clearly, we have the financial horsepower to do -- and the balance sheet to do more. But I think there's an onus on us both to prove that we're running this as an operating entity effectively first.

And the second point in relation to the US, just as I personally have not been involved in the running of Fox's, I'm very positive though on it, based on what I've seen, the team that I've met, the recent performance trajectory of it. I think it would be fair to say that the Northern members of my Executive team see the growth potential, see the way in which we think about the market, and go into it with positive intent.

But clearly, the new Board is going to have to, together, understand the pieces of the combined portfolio that are new to the respective parts of it. And we'll go through a little bit of journey in that regard.

My personal view going into this is that this combination gives us the potential to do more, not less in the United States. We've got more financial resources, more people, more capability and more expertise. And subject to us finding the right kind of opportunities in the United States that make sense then clearly we've got the resources to go after it.

So, yes, it'll be a little bit less meaningful as a percentage of the combined Group, because of the scale of the combined Group. But that doesn't diminish the opportunity in any way.

 Jamie Norman - Evolution Securities - Analyst

Sorry, I've got the mic, Jamie Norman from Evolution, good morning. You sound pretty confident about the hard cost savings being delivered. Is that to assume that this is after any benefit of that accruing to your multiple retail customers? In other words, you could do a bit more than 2% of net sales but, at the end of the day, that's sort of GBP35 million is what you're very confident will fall through to the bottom line?

Patrick Coveney - Greencore Group plc - CEO

Let me make a general comment, and Simon, you might pick it up specifically.

We're well aware of the customer environment in which we sit. I think I would point, by the way, before answering the question specifically, to the improving margins trajectory in the convenience food or chilled food parts of both businesses on a standalone basis in the last 12 months to 18 months, as somewhat flying in the face of the doom and gloom that you often hear about this sector. I think that if you do your job well here, you can make very good money in this sector.

But to answer your question more specifically, we view these numbers as net of any benefits that will be passed through to customers. I'm not going to speculate or give you any more information with regard to that. But it's not a case of these are the cost synergies that'll flow through and they'll be shared by a combination of us and our customers. These numbers are net.

Simon, do you want to make any point on it?

Simon Herrick - Northern Foods - CFO

No. We've considered a whole bunch of other cost synergies, a whole bunch of other revenue synergies and we haven't costed them in. So we feel comfortable with the GBP40 million.

Jamie Norman - Evolution Securities - Analyst

Thank you.

Polly Barclay - JPMorgan Cazenove - Analyst

Hi, it's Polly Barclay from JPMorgan Cazenove. I just want to clarify what you're saying here on the synergy serve if you don't mind. Are you saying the GBP40 million is a gross or a net figure?

Patrick Coveney - Greencore Group plc - CEO

Net.

Simon Herrick - Northern Foods - CFO

It's a net figure.

Polly Barclay - JPMorgan Cazenove - Analyst

You're going to have all of that delivered and fall through to the bottom line?

Simon Herrick - Northern Foods - CFO

That's the target. That's the aim, yes.

Polly Barclay - JPMorgan Cazenove - Analyst

And in terms of sales synergies, you haven't given a number. But are you prepared to just talk a little bit more around that, where they might come from?

Patrick Coveney - Greencore Group plc - CEO

Well, I think Polly, I've given some examples of the sort of areas that we're going to be looking at. Clearly, that's an area where the new management team needs to get up and running, and understand some of the commercial profile of the respective businesses a little more; clearly, we haven't been able to do that. We're still competing in the market yesterday, today and will be until the end of March.

So we see a whole set of areas in which we could seek revenue opportunities, revenue synergies, call it what you want, for the combined business. But we have not baked that into any of the numbers that we're sharing today.

Polly Barclay - JPMorgan Cazenove - Analyst

And will you give us the gross number that you've assumed to get to this GBP40 million of net?

Patrick Coveney - Greencore Group plc - CEO

No.

Polly Barclay - JPMorgan Cazenove - Analyst

Thank you.

Unidentified Audience Member

Patrick, I think you mentioned this morning that you'd be disappointed if the retail industry didn't see this as a good deal. I just wondered if you've had any more conversations with people you could report back on as to their immediate thoughts on it.

Patrick Coveney - Greencore Group plc - CEO

Well, obviously it's very, very early days. We've only made this announcement to the equity markets this morning. And Simon and I have been pretty tied up talking to you and others in the equity markets today.

So I might if I can actually just refer more generically to the way in which both Northern and Greencore have engaged with their customer bases over the last six months to 12 months and simply say that based on that engagement, we would have a high level of confidence that this is an entity, which will be welcomed by the customer groups of both.

So, the little bit of engagement that's happened since this morning, and I don't want to overstate that, would reinforce that point. That is not to say that there isn't going to be [a terms especially]; of course, there will be. I don't want to be naive about that.

But the point here is, is this providing a stable, well invested, well led business with better capability that either have on a standalone basis today that's committed to this space and is, therefore, going to provide better food, better supply chain solutions and more scale to customers than before, the answer is yes.

And I think if you look at what's happened in some of the categories over the last 24 months/36 months, you can see that when there's a little bit of oxygen comes into the system, everybody benefits. And certainly that would be recognized by the senior retailers in the UK.

Unidentified Audience Member

One more for Simon actually; the GBP45 million of exceptional costs, I wonder whether you could split them between the overhead and the supply chain, as you've done with the savings?

Simon Herrick - Northern Foods - CFO

Yes, they're roughly half and half. But they mostly relate to closing of offices, merging of offices, because at the moment, we've obviously got three or four offices in the UK, so we'll have the one in Yorkshire. They will involve some redundancies. They're principally cash costs.

Patrick Coveney - Greencore Group plc - CEO

Any other questions? Great, okay, well listen, with that we're going to finish. I understand all the questions that were here were in the room. So thank you again for joining us at short notice. We look forward to talking to all of you in the weeks and months ahead.

And to the many people who are involved in this deal, who I also see in the room, I thank you very much for facilitating and pushing it to get across the line. We're delighted to be making the announcement today. Goodbye.

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